ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PRELIMINARY PROSPECTUS ISSUED JULY 23, 2012)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-182805

         July 24, 2012

Contact:	Stephen P. Theobald
Executive Vice President, Chief Financial Officer
(757) 217-1000

Hampton Roads Bankshares Announces Second Quarter Financial Results

● Net loss decreased to $5.7 million

● Provision for loan losses declined to $4.3 million

● Net interest margin improved to 3.66%

● Nonperforming assets were reduced for the seventh consecutive quarter

● $50 million of additional capital was received in first stage of planned $80 - $95 million capital raise

Norfolk, Virginia  (July 24, 2012):  Hampton Roads Bankshares, Inc. (the “Company”) (Nasdaq:  HMPR), the holding company of Bank of Hampton Roads and Shore Bank, today announced financial results for the second quarter of 2012.  The Company reported a net loss of $5.7 million for the quarter, compared to losses of $7.9 million for the first quarter of 2012 and $18.8 million for the second quarter of 2011.  Second quarter 2012 results benefitted from a lower provision for loan losses due to continued improvements in credit quality, additional declines in  operating expenses and increased origination activity in the Company’s mortgage business.

“We are pleased to report another quarter of positive trends on many fronts, including credit, margins, and operating efficiency” said Douglas Glenn, President and Chief Executive Officer.  “We have a strong team of experienced community bankers who are focused on meeting the lending and other banking needs of the families and businesses in our markets.  The capital raised during the quarter, which we expect to supplement with our planned rights offering, provides additional support to our bankers and gives us the opportunity to continue our positive momentum.”

Net interest income for the second quarter of 2012 was $16.2 million, compared to  $16.7 million in the first quarter of 2012 and $18.2 million in the second quarter of 2011.  Net interest margin during the quarter was 3.66%, compared to 3.62% in the previous quarter and  3.20% in the second quarter of 2011.  The significant improvement in margin from the prior-year period reflects lower funding costs and a modest increase in the proportion of loans to earning assets.

Provision for loan losses for the second quarter of 2012 was $4.3 million compared to $7.3 million in the first quarter of 2012 and $14.7 million in the second quarter of 2011.  In addition, the Company reported a decline of $16.3 million in nonperforming assets during the second quarter, marking the seventh straight quarterly decline in the aggregate level of nonperforming assets.  Provision expense during the quarter was lower than previous quarters due to the continued reduction in problem loans and reduced levels of loan charge-offs.

Noninterest income was $2.0 million during the second quarter of 2012 compared to $3.1 million during the first quarter of 2012 and $3.4 million in the second quarter of 2011.  The quarter over quarter decline in noninterest income was due to increased losses on foreclosed assets, partially offset by increased mortgage banking revenue.  Losses on foreclosed assets were $4.9 million during the second quarter of 2012 compared to $3.0 million in the prior quarter, with the increased loss primarily generated by the sale of a large property during the quarter.  Overall, foreclosed asset balances declined by $12.5 million during the quarter.  Mortgage revenue benefitted from increased origination volumes in the Company’s mortgage business due to the positive impact of the low rate environment on mortgage refinancing activity.  Mortgage revenue increased to $3.9 million from $3.3 million in the prior quarter and $1.9 million in the second quarter of 2011.

Noninterest expenses decreased to $18.8 million during the second quarter of 2012 compared to $19.9 million in the first quarter of 2012 and $25.6 million in the second quarter of 2011.  The cost reductions reflect the consolidation and/or sales of selected branches, efficiencies gained in business operations and improvements in credit quality.

As of June 30, 2012, total assets were $2.07 billion, down slightly from $2.17 billion at December 31, 2011.  During the first half of 2012, loans outstanding declined from $1.50 billion to $1.44 billion as a result of continued resolutions of problem loans and charge-offs, with new lending activity largely offsetting normal portfolio attrition.  Total deposits declined during the first half of the year to $1.67 billion from $1.80 billion at December 31, 2011 primarily from continued declines in brokered deposits and retail time deposits.

Nonperforming assets declined to $173.5 million at June 30, 2012, down from $189.8 million and $196.9 million at March 31, 2012 and December 31, 2011, respectively.  Nonperforming assets represented 8.38% of total assets at June 30, 2012 compared to 9.08% at December 31, 2011.

During the second quarter the Company closed on the first stage of its announced capital raise with a $50 million private placement.  At June 30, 2012, the Company exceeded all of the regulatory capital minimums and Bank of Hampton Roads and Shore Bank were both considered “well capitalized” under the risk-based capital standards.  The Company plans to raise another $30 million to $45 million of capital through a rights offering to its shareholders.

Caution About Forward-Looking Statements.

Certain statements made herein and in the attached earnings press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about events or results or otherwise are not statements of historical facts, such as statements about the capital raise and the continuation of credit quality, origination and efficiency trends. Although the Company believes that its expectations with respect to such forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance the Company will be able to exit its problem assets or return to profitability or that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.  Factors that could cause actual events or results to differ significantly from those described in the forward-looking statements include, but are not limited to those described in the cautionary language included under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and other filings made with the SEC.

About Hampton Roads Bankshares

Hampton Roads Bankshares, Inc. is a bank holding company that was formed in 2001 and is headquartered in Norfolk, Virginia.  The Company’s primary subsidiaries are Bank of Hampton Roads, which opened for business in 1987, and Shore Bank, which opened in 1961 (the “Banks”).  The Banks engage in general community and commercial banking business, targeting the needs of individuals and small to medium-sized businesses.  Currently, Bank of Hampton Roads operates 38 banking offices in Virginia and North Carolina doing business as Bank of Hampton Roads and Gateway Bank & Trust Co.  Shore Bank serves the Eastern Shore of Maryland and Virginia through seven banking offices and recently opened loan production offices in West Ocean City, Maryland and Rehobeth, Delaware. Through various affiliates, the Banks also offer mortgage banking services and investment products.  Shares of the Company’s common stock are traded on the NASDAQ Global Select Market under the symbol “HMPR.”  Additional information about the Company and its subsidiaries can be found at www.hamptonroadsbanksharesinc.com.

Use of Non-GAAP Financial Measures

This earnings press release contains GAAP financial measures and non-GAAP financial measures where management believes it to be helpful in understanding our results of operations or financial position.  Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in the Form 8-K filed related to this release.  The Form 8-K can be found on the SEC’s EDGAR website at www.sec.gov or our website at www.hamptonroadsbanksharesinc.com.

Hampton Roads Bankshares, Inc.
Financial Highlights
Unaudited
(in thousands, except per share data)

	Six months ended
Operating Results	June 30, 2012	June 30, 2011

Interest income	$42,275	$53,466
Interest expense	9,377	17,007
Net interest income	32,898	36,459
Provision for loan losses	11,648	36,054
Noninterest income	5,101	5,508
Noninterest expense	38,678	56,195
Income tax expense	-	44
Net loss	(12,327)	(50,326)
Noncontrolling interest	1,245	135
Net loss attributable to Hampton Roads Bankshares, Inc.	$(13,572)	$(50,461)

Per Share Data

Loss per share:
Basic	$(0.38)	$(1.51)
Diluted	(0.38)	(1.51)
Common dividends declared	-	-
Book value per common share	1.41	4.68
Book value per common share - tangible	1.38	4.39

Daily Averages

Total assets	$2,123,036	$2,717,247
Gross loans	1,464,409	1,841,315
Total investment securities	317,108	366,189
Intangible assets	3,400	10,390
Total deposits	1,758,001	2,265,004
Total borrowings	236,438	259,100
Shareholders' equity	109,398	170,179
Shareholders' equity - tangible	105,998	159,789
Common shareholders' equity	109,398	170,179
Common shareholders' equity - tangible	105,998	159,789
Interest-earning assets	1,816,956	2,388,738
Interest-bearing liabilities	1,767,728	2,297,482

	Six months ended
Financial Ratios	June 30, 2012	June 30, 2011

Return on average assets	-1.29%	-3.74%
Return on average common equity	-24.95%	-59.79%
Return on average common equity - tangible	-25.75%	-63.68%
Net interest margin	3.64%	3.08%
Efficiency ratio	102.49%	134.52%
Tangible common equity to tangible assets	7.07%	5.87%

Allowance for Loan Losses

Beginning balance	$74,947	$157,253
Provision for losses	11,648	36,054
Charge-offs	(27,652)	(100,847)
Recoveries	3,964	2,135
Ending balance	$62,907	$94,595

Asset Quality Ratios

Annualized net (chargeoffs) recoveries to average loans	-3.25%	-10.81%
Nonperforming loans to total loans	8.69%	10.50%
Nonperforming assets to total assets	8.38%	9.55%
Allowance for loan losses to total loans	4.38%	5.52%

Hampton Roads Bankshares, Inc.
Financial Highlights
Unaudited
(in thousands, except per share data)

Operating Results	Q2 2012	Q1 2012	Q2 2011

Interest income	$20,669	$21,606	$26,283
Interest expense	4,472	4,906	8,048
Net interest income	16,197	16,700	18,235
Provision for loan losses	4,346	7,302	14,740
Noninterest income	1,993	3,109	3,383
Noninterest expense	18,767	19,911	25,553
Income tax expense	-	-	-
Net loss	(4,923)	(7,404)	(18,675)
Noncontrolling Interest	744	502	118
Net loss attributable to Hampton Roads Bankshares, Inc.	$(5,667)	$(7,906)	$(18,793)

Per Share Data

Loss per share:
Basic	$(0.15)	$(0.23)	$(0.56)
Diluted	(0.15)	(0.23)	(0.56)
Common dividends declared	-	-	-
Book value per common share	1.41	3.05	4.68
Book value per common share - tangible	1.38	2.95	4.39

Balance Sheet at Period-End

Total assets	$2,070,945	$2,133,027	$2,597,385
Gross loans	1,437,644	1,471,998	1,712,547
Allowance for loan losses	62,907	68,917	94,595
Total investment securities	326,760	334,622	330,113
Intangible assets	3,080	3,415	9,884
Total deposits	1,668,025	1,772,122	2,160,652
Total borrowings	236,306	236,431	251,917
Shareholders' equity	149,347	105,298	161,646
Shareholders' equity - tangible	146,267	101,883	151,762
Common shareholders' equity	149,347	105,298	161,646
Common shareholders' equity - tangible	146,267	101,883	151,762

Daily Averages	Q2 2012	Q1 2012	Q2 2011

Total assets	$2,086,935	$2,159,488	$2,624,810
Gross loans	1,444,003	1,484,814	1,771,355
Total investment securities	328,361	305,855	365,839
Intangible assets	3,227	3,574	10,142
Total deposits	1,724,808	1,791,570	2,189,422
Total borrowings	236,352	236,524	255,350
Shareholders' equity	106,559	112,283	156,838
Shareholders' equity - tangible	103,332	108,709	146,696
Common shareholders' equity	106,559	112,283	156,838
Common shareholders' equity - tangible	103,332	108,709	146,696
Interest-earning assets	1,781,285	1,853,008	2,283,056
Interest-bearing liabilities	1,730,717	1,805,115	2,212,174

Financial Ratios

Return on average assets	-1.09%	-1.47%	-2.87%
Return on average common equity	-21.39%	-28.32%	-48.06%
Return on average common equity - tangible	-22.06%	-29.25%	-51.38%
Net interest margin	3.66%	3.62%	3.20%
Efficiency ratio	104.75%	100.44%	119.26%
Tangible common equity to tangible assets	7.07%	4.78%	5.87%

Allowance for Loan Losses

Beginning balance	$68,917	$74,947	$109,990
Provision for losses	4,346	7,302	14,740
Charge-offs	(12,367)	(15,285)	(31,696)
Recoveries	2,011	1,953	1,561
Ending balance	$62,907	$68,917	$94,595

Nonperforming Assets at Period-End

Nonaccrual loans including nonaccrual impaired loans	$124,915	$128,805	$179,736
Loans 90 days past due and still accruing interest	-	-	-
Repossessed assets	48,578	61,028	68,296
Total nonperforming assets	$173,493	$189,833	$248,032

Asset Quality Ratios	Q2 2012	Q1 2012	Q2 2011

Annualized net (chargeoffs) recoveries to average loans	-2.88%	-3.61%	-6.82%
Nonperforming loans to total loans	8.69%	8.75%	10.50%
Nonperforming assets to total assets	8.38%	8.90%	9.55%
Allowance for loan losses to total loans	4.38%	4.68%	5.52%

Composition of Loan Portfolio at Period-End

Commercial	$236,009	$244,619	$268,104
Construction	257,772	271,623	354,223
Real-estate commercial	532,569	531,734	610,062
Real-estate residential	387,687	400,451	448,490
Installment	23,632	23,591	31,864
Deferred loan fees and related costs	(25)	(20)	(196)
Total loans	$1,437,644	$1,471,998	$1,712,547

To review a filed copy of our current rights offering registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1143155/000119312512310598/0001193125-12-310598-index.htm

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by clicking on the link above. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting Registrar and Transfer Company, the Company’s subscription and information agent, at 1-800-368-5948 or via email at info@rtco.com.